

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 26, 2009

Mr. John Campana
Chief Executive Officer
Maxray Optical Technology Co. Ltd.
5618 Tenth Line West, Unit 9
Mississauga, Ontario L5M 7L9
Canada

Re: Maxray Optical Technology Co. Ltd.
Item 4.01 Form 8-K/A
Filed October 23, 2009
File No. 333-147225

Dear Mr. Campana:

We have reviewed your amended filing and have the following comment.

Form 8-K
Item 4.01

1. We note you state there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Your disclosure is not consistent with the requirements of Item 304(a)(1)(iv) of Regulation S-K. Please revise your representation to specifically state, if true, during the years ended December 31, 2008 and 2007 *and* through the dismissal date, there were no disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of your former accountant, would have caused them to make reference to the subject matter of the disagreement in connection with its report.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any

requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Melissa Kindelan, Staff Accountant, at (202) 551-3564.

Sincerely,

Larry Spirgel
Assistant Director